Brian F. Faulkner
                             A PROFESSIONAL LAW CORPORATION
     27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
               T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                   E: BRIFFAULK@AOL.COM





VIA EDGAR AND MAIL


August 27, 2009


Robert Littlepage, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:  Clean Energy and Power, Inc.
     File No. 0-30448
     Form 8-K filed July 23, 2009

Dear Mr. Littlepage:

     The letter is in response to your letter of August 13, 2009 (received in my office on Monday) with regard to the Form 8-K of Clean Energy and Power, Inc., a Nevada corporation ("Company"), which was filed on July 23, 2009. The comment in your letter will be addressed below.

1. The Company is in the process of preparing and filing the requested amended Form 8-K with regard to the recent change in accountants as disclosed under Item 4.01.

     We hope that the information contained in this letter satisfactorily addresses the comment by the Staff. Should you have any additional comments or questions, please feel free to contact me. Thank you for your cooperation in this matter.

In connection with this response, the Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Sincerely,



                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Bo Linton, Clean Energy and Power, Inc.